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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 26, 2013

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

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Novartis International AG
Novartis Global Communications
CH-4002 Basel
Switzerland
http://www.novartis.com

MEDIA RELEASE  •  COMMUNIQUE AUX MEDIAS  •  MEDIENMITTEILUNG

Novartis first in class once-daily dual bronchodilator Ultibro® Breezhaler® (QVA149) gains positive CHMP opinion for the treatment of COPD

•                  QVA149 (indacaterol/glycopyrronium) is the first once-daily fixed-dose combination of both a LABA and a LAMA bronchodilator to gain positive CHMP opinion

•                  Pivotal Phase III IGNITE data showed QVA149 significantly improved lung function and patient-reported outcomes including breathlessness and rescue medication use, compared to current standard of care(1)

•                  QVA149 demonstrated significantly reduced rates of COPD exacerbations and improved health-related quality of life compared to open-label tiotropium 18 mcg and glycopyrronium 50 mcg(2),(3)

Basel, July 26, 2013 – Novartis announced today that the European Medicines Agency’s Committee for Medicinal Products for Human Use (CHMP) has adopted a positive opinion for approval of once-daily Ultibro® Breezhaler® (indacaterol 85 mcg/glycopyrronium 43 mcg delivered dose, equivalent to 110 mcg/50 mcg metered dose per capsule), as a maintenance bronchodilator treatment to relieve symptoms in adult patients with chronic obstructive pulmonary disease (COPD). Ultibro Breezhaler was developed under the name of QVA149.

“The CHMP’s positive opinion supports a major breakthrough in the treatment of COPD, where many patients do not have adequate treatment options,” commented David Epstein, Division Head, Novartis Pharmaceuticals. “QVA149 has shown significant improvements compared with some of the most commonly used treatment options for COPD, which is projected to be the third leading cause of death by 2020.”

QVA149 is an investigational fixed dose combination of two bronchodilators, indacaterol, a long-acting beta2-adrenergic agonist (LABA) and glycopyrronium, a long-acting muscarinic antagonist (LAMA).

QVA149 significantly improved the rate of all exacerbations compared to open-label (OL) tiotropium 18 mcg, glycopyrronium 50 mcg and was comparable to salmeterol/fluticasone (SFC) 50 mcg/500 mcg(3). The rate of moderate or severe exacerbations was significantly lower compared to glycopyrronium 50 mcg and numerically lower compared to OL tiotropium 18 mcg(2),(3).

In clinical studies, QVA149 demonstrated an acceptable safety profile with no meaningful differences between the treatment groups (placebo, indacaterol 150 mcg, glycopyrronium 50 mcg, OL tiotropium 18 mcg, SFC 50 mcg/500 mcg) in the incidence of adverse and serious adverse events(2),(4),(5).

The European Commission generally follows the recommendations of the CHMP and normally grants a marketing authorization within three months of the opinion. Worldwide submissions and reviews of QVA149 are ongoing with US filing expected at the end of 2014.

About the IGNITE clinical trial program

In the Phase III IGNITE clinical trial program, QVA149 is being investigated for the treatment of COPD patients as an inhaled, once-daily, fixed-dose combination of indacaterol maleate and glycopyrronium bromide. IGNITE is one of the largest international clinical trial programs in COPD comprising 11 studies in total (ILLUMINATE, SHINE, BRIGHT, ENLIGHTEN, SPARK, BLAZE, ARISE, BEACON, RADIATE, LANTERN, FLAME) with more than 10,000* patients across 52 countries(3),(6-9),(10-17). The first eight studies (ILLUMINATE, SHINE, BRIGHT, ENLIGHTEN, SPARK, BLAZE, ARISE, BEACON) completed in 2012. The studies were designed to investigate the efficacy, safety and tolerability, lung function, exercise endurance, exacerbations, shortness of breath and quality of life in patients treated with QVA149.

Results from five of the Phase III IGNITE trials(3), (6-9) supported the CHMP’s positive opinion for QVA149 which demonstrated statistically significant improvements in bronchodilation versus treatments widely used as current standards of care(1). Data showed that QVA149 significantly improved bronchodilation compared to OL tiotropium 18 mcg, SFC 50 mcg/500 mcg, indacaterol maleate 150 mcg, glycopyrronium 50 mcg and placebo providing a rapid onset within five minutes, and sustained bronchodilation during a 24 hour period which was maintained for up to 26 weeks, along with symptomatic improvements(1),(3),(7),(8). These symptomatic improvements included breathlessness, exercise tolerance, rescue medication use and health-related quality of life(3),(4),(5),(6).

*Total refers to all 11 IGNITE studies.

About the Novartis COPD portfolio

Novartis is committed to addressing the unmet medical needs of COPD patients and improving their quality of life by providing innovative medicines and devices.

Onbrez® Breezhaler® (indacaterol maleate) is a long-acting beta2-agonist (LABA) that offers clinically relevant 24 hour bronchodilation combined with a rapid onset of action within five minutes at first dose, as demonstrated in the INERGIZE Phase III trial program(18-32). Onbrez Breezhaler 150 mcg once-daily provided greater clinical benefit in terms of reduced shortness of breath, lower use of rescue medication and improved health status, compared with blinded tiotropium bromide 18 mcg(28). Onbrez Breezhaler was first approved and launched in the EU (150 mcg and 300 mcg once-daily doses) for maintenance bronchodilator treatment of airflow obstruction in adult patients with COPD(33). It has now received approvals in approximately 100 countries around the world including Japan (as Onbrez® Inhalation Capsules 150 mcg once-daily) and USA (as ArcaptaTM NeohalerTM 75 mcg once-daily).

Once-daily Seebri® Breezhaler® (glycopyrronium bromide) is a novel inhaled long-acting muscarinic antagonist (LAMA; also referred to as a long-acting anticholinergic) indicated as a maintenance bronchodilator treatment to relieve symptoms in adult patients with COPD(34). Glycopyrronium bromide was exclusively licensed to Novartis in April 2005 by Vectura and its co-development partner Sosei. In Phase III studies (GLOW 1, 2 and 3) Seebri Breezhaler (glycopyrronium 50 mcg) once-daily demonstrated rapid improvements in lung function after first dose on Day 1 which was sustained for 24 hours and maintained over the 52 week study period compared with placebo. Glycopyrronium 50 mcg also significantly improved shortness of breath, health-related quality of life, exacerbation risk, and exercise endurance versus placebo(35),(36),(37). Seebri Breezhaler is approved in the EU, Japan, Switzerland, Canada, Australia and a number of other countries.

Novartis continues development of respiratory products for delivery via a single-dose dry powder inhaler (SDDPI) called the Breezhaler® device which has low air flow resistance,

making it suitable for patients with airflow limitation(38). The Breezhaler® device allows patients to hear, feel and see that they have taken the full dose correctly(34).

Novartis is committed to addressing the unmet medical needs of COPD patients and improving their quality of life by providing innovative medicines and devices.

About COPD

COPD is a progressive life-threatening disease that makes it hard to breathe, with symptoms that have a destructive impact on patients’ function and quality of life(39),(40). It affects an estimated 210 million people worldwide and is projected to be the third leading cause of death by 2020(40),(41). COPD is often considered to be a disease of later years, but estimates suggest that 50% of those with COPD are now less than 65 years old, resulting in increases in absenteeism, premature retirement and reductions in workforce participation(42).

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “positive CHMP opinion,” “projected,” “investigational,” “generally follows,” “normally grants,” “ongoing,” “expected,” “is being investigated,” “designed to,” “committed,” “continues development,” or similar expressions, or by express or implied discussions regarding potential marketing approvals for Ultibro Breezhaler or regarding potential future revenues from Ultibro Breezhaler. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of management regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that Ultibro Breezhaler will be approved for sale in any market, or at any particular time. Nor can there be any guarantee that Ultibro Breezhaler will achieve any particular levels of revenue in the future. In particular, management’s expectations regarding Ultibro Breezhaler could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including unexpected new clinical data and unexpected additional analysis of existing clinical data; competition in general; government, industry and general public pricing pressures; unexpected manufacturing issues; the company’s ability to obtain or maintain patent or other proprietary intellectual property protection; the impact that the foregoing factors could have on the values attributed to the Novartis Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, over-the-counter and animal health products. Novartis is the only global company with leading positions in these areas. In 2012, the Group achieved net sales of USD 56.7 billion, while R&D throughout the Group amounted to approximately USD 9.3 billion (USD 9.1 billion excluding impairment and amortization charges). Novartis Group companies employ approximately 131,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

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References:

(1)

Vogelmeier C et al. Once-daily QVA149 provides clinically meaningful improvements in lung function and clinical outcomes versus placebo, indacaterol, glycopyrronium, tiotropium and salmeterol/fluticasone in patients with COPD. [ATS abstract 40759; Session C45; Date: May 21, 2013 Time: 8:15 -10:45].

(2)

Decramer M et al. Safety and tolerability of QVA149, glycopyrronium and tiotropium in patients with severe to very severe COPD: the SPARK study. [ATS abstract 41616; Session A43; Date: May 19, 2013 Time:10:45-12:30].

(3)

Wedzicha JA et al. Analysis of Chronic Obstructive Pulmonary Disease Exacerbations with the Dual Bronchodilator QVA149 Compared with Glycopyrronium and Tiotropium (SPARK): a Randomized, Double-blind, Parallel-group Study. Lancet Respir Med 2013 http://www.thelancet.com/journals/lanres/article/PIIS2213-2600(13)70052-3/abstract [Accessed 18 July 2013]

(4)	Welte T et al. QVA149 once daily is safe and well tolerated in patients with COPD: the SHINE study. [ATS abstract 41616; Session A43; Date: May 19, 2013, 8:15-16.30].
(5)	Vogelmeier C et al. QVA149 once daily is safe and well tolerated in patients with COPD: the ILLUMINATE study. [ATS abstract 41633; Session A43; Date: May 19, 2013, 8:15-16.30].
(6)

Beeh et al. QVA149 once daily improves exercise tolerance and lung function in patients with COPD: the BRIGHT study. [BTS Winter Meeting 2012, Poster presentation P191; Date: 6 December; Time: 16:00-17:30].

(7)

Vogelmeier CF et al. Efficacy and safety of once-daily QVA149 compared with twice-daily salmeterol/fluticasone in patients with COPD (ILLUMINATE): a randomised, double-blind, parallel group study. Lancet Respiratory Medicine. 2013; 1 (1): 51-60.

(8)

Bateman ED et al. Dual bronchodilation with QVA149 versus single bronchodilator therapy: the SHINE study. European Respiratory Journal http://erj.ersjournals.com/content/early/2013/05/30/09031936.00200212.full.pdf [Accessed 18 July 2013].

(9)	Dahl et al, 2012. QVA administered once daily provides significant improvements in lung function over 1 year in patients with COPD: The ENLIGHTEN study. Volume abstract 853405.
(10)

Mahler D et al. Superior lung function with once-daily QVA149 translates into improvements in patient reported breathlessness compared with placebo and tiotropium in COPD patients: the BLAZE study. [ATS abstract 45308; Session C20; Date: May 21, 2013 Time: 8:15-10:45].

(11)

ClinicalTrials.gov, November 2012. Long Term Safety and Tolerability of QVA149 Versus Tiotropium in Japanese Patients With Chronic Obstructive Pulmonary Disease (COPD) (ARISE). [Online] Available at: http://www.clinicaltrials.gov/ct2/show/NCT01285492?term=%28ARISE%29&rank=4 . [Accessed 18 July 2013].

(12)

ClinicalTrials.gov, n.d. Comparison of Safety and Efficacy of the Combination Product QVA149A Against the Concurrent Administration of the Individual Components, QAB149 and NVA237, in Patients With Chronic Obstructive Pulmonary Disease (COPD) (BEACON). [Online] Available at: www.clinicaltrials.gov/ct2/show/NCT01529632?term=BEACON&rank=6. [Accessed 18 July 2013].

(13)

ClinicalTrials.gov, n.d. Comparison of Long-term Safety of the Combination Product QVA149A Against Placebo and Standard of Care Treatment in Chronic Obstructive Pulmonary Disease Patients With Moderate to Severe Airflow Limitation (RADIATE). [Online] Available at: www.clinicaltrials.gov/ct2/show/NCT01610037?term=GLISTEN&rank=1 .[Accessed 18 July 2013].

(14)

ClinicalTrials.gov, n.d. A 26-week Treatment Randomized, Double-blind, Double Dummy, Parallel-group Study to Assess the Efficacy, Safety and Tolerability of QVA149 (Indacaterol / Glycopyrronium Bromide) Compared to Fluticasone/Salmeterol in Patients With Moderate to Severe Chronic Obstructive Pulmonary Disease. [Online]. Available at: www.clinicaltrials.gov/ct2/show/NCT01709903?id=01709903&rank=1.[Accessed 18 July 2013].

(15)	FDA Access Data, n.d.Spiriva Medical Review Part 2. [Online] Available at: http://www.accessdata.fda.gov/drugsatfda_docs/nda/2004/21-395_Spiriva.cfm.[Accessed 18 July 2013].
(16)	FDA Access Data, 2003.Advair Medical Review. [Online] Available at: www.accessdata.fda.gov/drugsatfda_docs/nda/2003/021077_S003_ADVAIR_DISKUS.pdf. [Accessed 18 July 2013].
(17)

ClinicalTrial.gov, n.d. A 52-week Treatment, Multi-center, Randomized, Double-blind, Double Dummy, Parallel-group, Active Controlled Study to Compare the Effect of QVA149 (Indacaterol Maleate / Glycopyrronium Bromide) With Salmeterol/Futicasone on the Rate of Exacerbations in Subjects With Moderate to Very Severe COPD (FLAME). [Online] Available at: http://clinicaltrials.gov/ct2/show/NCT01782326?term=COPD+novartis+52&rank=2 .[Accessed 18 July 2013].

(18)	Vogelmeier K et al. Indacaterol provides 24-hour bronchodilation in COPD: a placebo-controlled blinded comparison with tiotropium. Respir Res 2010;11:135.
(19)	Balint B et al. Onset of action of indacaterol in patients with COPD: comparison with salbutamol and salmeterol- fluticasone. Int J Chron Obstruct Pulmon Dis 2010; 5:311-8.
(20)

La Force C et al. Sustained 24-hour efficacy of once-daily indacaterol (300 μg) in patients with chronic obstructive pulmonary disease: a randomized, crossover study. Pulm Pharmacol Ther 2011; 24:162-8.

(21)

Beeh et al. Effect of indacaterol maleate on dynamic lung hyperinflation in patients with COPD. Eur Respir J 2009; 34 (suppl 53): E4357. Entire results are also included at: http://www.novctrd.com/ctrdWebApp/clinicaltrialrepository/displayFile.do?trialResult=2737 [Accessed 18 July 2013]

(22)	O’ Donnell DE et al. Effect of indacaterol on exercise endurance and lung hyperinflation in COPD. Respir Med 2011; 105(7): 1030-6.
(23)	Magnussen H et al. Indacaterol once-daily is equally effective dosed in the evening or morning in COPD. Respir Med 2010; 104:1869-76.
(24)	Feldman G et al. Efficacy and safety of indacaterol 150 µg once-daily in COPD: a double-blind, randomised, 12-week study. BMC Pulm Med 2010;10:11.
(25)	Barnes PJ et al. Integrating indacaterol dose selection in a clinical study in COPD using an adaptive seamless design. Pulm Pharmacol Ther 2010;23:165–71.
(26)	Donohue JF et al. Once-daily bronchodilators for chronic obstructive pulmonary disease: indacaterol versus tiotropium. Am J Respir Crit Care Med 2010;182:155–62.
(27)	Kornmann O et al. Once-daily indacaterol vs twice-daily salmeterol for COPD: a placebo-controlled comparison. Eur Respir J 2011; 37:273-279.
(28)	Dahl R et al. Efficacy of a new once-daily long-acting inhaled beta2-agonist, indacaterol, versus twice-daily formoterol in COPD. Thorax 2010;65:473–9.
(29)	Buhl R et al. Blinded 12-week comparison of once-daily indacaterol and tiotropium in COPD. Eur Respir J 2011; 38:797-803.

(30)	Chapman KR et al. Long-term safety and efficacy of indacaterol, a novel long-acting β2-agonist, in subjects with COPD: a randomized, placebo-controlled study. Chest 2011 140;68-75.
(31)	Korn S et al. Indacaterol once-daily provides superior efficacy to salmeterol twice-daily in COPD: a 12-week study. Respir Med 2011; 105:719-26
(32)

Mahler DA et al. Concurrent use of indacaterol plus tiotropium in patients with COPD provides superior bronchodilation compared with tiotropium alone: a randomised double-blind comparison. Thorax 2012. Doi:10.1136/thorax8jnl-2011-201140.

(33)

EMA, 2012. Onbrez® Breezhaler® (indacaterol) EU Summary of Product Characteristics. [Online] July 26, 2012 Available at: http://www.ema.europa.eu/ema/index.jsp?curl=pages/medicines/human/medicines/001114/human med 001219.jsp&mid=WC0b01ac058001d124. [Accessed 18 July 2013].

(34)

EMA. 2012. Seebri Breezhaler EU Summary of Product Characteristics. [Online] 17 October 2012. Available at: http://www.ema.europa.eu/docs/en GB/document library/EPAR    Product Information/human/002430/WC500133769.pdf. [Accessed 18 July 2013].

(35)	D’Urzo A et al. Efficacy and safety of once-daily NVA237 in patients with moderate-to-severe COPD: the GLOW1 trial. Respiratory Research 2011;12:156.
(36)	Kerwin E et al. Efficacy and safety of NVA237 versus placebo and tiotropium in patients with COPD: The GLOW2 study. Eur Resp J 2012;40(5):1106-1114.
(37)	Beeh K et al. Once-daily NVA237 improves exercise endurance from first dose in patients with COPD: the GLOW3 trial. Int J Chron Obstruct Pulmon Dis 2012;7:503-513.
(38)	Pavkov et al. Characteristics of a capsule based dry powder inhaler for the delivery of indacaterol. CMRO 2010; 26; 11:2527–2533. doi:10.1185/03007995.2010.518916.
(39)	Joshi M et al. Symptom burden in chronic obstructive pulmonary disease and cancer. Obstructive, occupational and environmental diseases. 2012;18(2).
(40)

Global Initiative for Chronic Obstructive Lung Disease (GOLD). Global Strategy for the Diagnosis, Management, and Prevention of Chronic Obstructive Pulmonary Disease. Updated 2013. http://www.goldcopd.org/guidelines-global-strategy-for-diagnosis-management.html. [Accessed 18 July 2013].

(41)

Global Alliance Against Chronic Respiratory Diseases (GARD). Global surveillance, prevention and control of chronic respiratory diseases: a comprehensive approach. Available at: http://www.who.int/gard/publications/GARD%20Book%202007.pdf. [Accessed 18 July 2013].

(42)	Fletcher MJ et al. COPD Uncovered: An International survey on the impact of chronic obstructive pulmonary disease (COPD) on a working age population. BMC Public Health 2011;11:612.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date:	July 26, 2013	By:	/s/ MALCOLM B. CHEETHAM

		Name:	Malcolm B. Cheetham
		Title:	Head Group Financial
Reporting and Accounting